Filed pursuant to Rule 424(b)(3)

Registration No. 333-108138

The information in this preliminary prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus supplement is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

DECEMBER 15, 2004

PRELIMINARY  PROSPECTUS  SUPPLEMENT

(To Prospectus Dated August 28, 2003)

             Shares

    % Series G Cumulative Redeemable Preferred Shares (Liquidation Preference $25.00 Per Share)

We are offering to the public          of our     % Series G Cumulative Redeemable Preferred Shares. The underwriters named in this prospectus supplement may purchase up to          additional Series G Preferred Shares from us under certain circumstances.

Dividends on the Series G Preferred Shares will be cumulative from the date of original issue and payable quarterly, beginning on April 1, 2005, at the rate of     % of the liquidation preference per annum, or $     per Series G Preferred Share per annum.

Except in instances relating to preservation of our status as a real estate investment trust, the Series G Preferred Shares are not redeemable until December     , 2009. On and after December     , 2009, we may redeem the Series G Preferred Shares in whole at any time or in part from time to time at a redemption price of $25.00 per share, plus any accrued and unpaid dividends through the date of redemption. The Series G Preferred Shares have no maturity date and will remain outstanding indefinitely unless redeemed.

We intend to file an application to list the Series G Preferred Shares on the New York Stock Exchange. If this application is approved, trading of the Series G Preferred Shares on the New York Stock Exchange is expected to begin within 30 days following initial delivery of the Series G Preferred Shares.

See “Risk Factors” beginning on page 4 of the accompanying prospectus for a discussion of the risks relevant to an investment in our Series G Preferred Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price(1)	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

(1)	Plus accrued dividends, if any, from the date of original issue.

The underwriters may also purchase up to an additional          shares of the Series G Preferred Shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

The underwriters expect that the Series G Preferred Shares will be ready for delivery in book-entry form through The Depository Trust Company on or about December     , 2004.

Joint Book-Running Managers

Citigroup	Merrill Lynch & Co.	UBS Investment Bank

Morgan Stanley	Wachovia Securities

The date of this prospectus supplement is December     , 2004.

FORWARD LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain forward-looking statements with respect to our financial condition, results of operations and business. These statements may be made directly in this document or they may be made part of this document by reference to other documents filed with the SEC, which is known as “incorporation by reference.” You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “will,” “would,” “may,” “intends,” “plans” or similar expressions in this prospectus supplement and the accompanying prospectus or the documents incorporated by reference.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, but are not limited to, those set forth in our Annual Report on Form 10-K for the year ended December 31, 2003 under “Item 1. Business—Certain Factors That May Adversely Affect The Company’s Business and Operations” and under the caption “Risk Factors” in the accompanying prospectus as well as the following possibilities:

•	national, regional and local economic conditions;

•	consequences of any armed conflict involving, or terrorist attack against, the United States;

•	our ability to secure adequate insurance;

•	local conditions such as an oversupply of space or a reduction in demand for real estate in the area;

•	competition from other available space;

•	whether tenants consider a property attractive;

•	the financial condition of our tenants, including the extent of tenant bankruptcies or defaults;

•	whether we are able to pass some or all of any increased operating costs through to our tenants;

•	how well we manage our properties;

•	fluctuations in interest rates;

•	changes in real estate taxes and other expenses;

•	changes in market rental rates;

•	the timing and costs associated with property improvements and rentals;

•	changes in taxation or zoning laws;

•	government regulation;

•	availability of financing on acceptable terms or at all;

•	potential liability under environmental or other laws or regulations; and

•	general competitive factors.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results, financial condition and business may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these items are beyond our ability to control or predict. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date of this prospectus supplement or, if applicable, the date of the applicable document incorporated by reference.

All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this

i

section. We do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events. For more information on the uncertainty of forward-looking statements, see “Risk Factors” in the accompanying prospectus and “Item 1. Business—Certain Factors That May Adversely Affect the Company’s Business and Operations” in our Annual Report on Form 10-K for the year ended December 31, 2003, which updates some of the information under “Risk Factors”.

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PROSPECTUS SUPPLEMENT SUMMARY

The following information may not contain all the information that may be important to you. You should read this entire prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference in the accompanying prospectus, before making an investment decision. All references to “we”, “our”, “us” and “Vornado” in this prospectus supplement and the accompanying prospectus mean Vornado Realty Trust and its consolidated subsidiaries, except where it is clear that the term means only the parent company. All references to the “Operating Partnership” in this prospectus supplement and the accompanying prospectus mean Vornado Realty L.P. Unless indicated otherwise, all references to areas of properties provided in square feet or cubic feet in this prospectus supplement and the accompanying prospectus are approximations.

VORNADO AND THE OPERATING PARTNERSHIP

We are a fully-integrated real estate investment trust organized under the laws of Maryland. We conduct our business through, and substantially all of our interests in properties are held by, the Operating Partnership. We are the sole general partner of, and owned an approximately 86.8% of the common limited partnership interest in, the Operating Partnership as of September 30, 2004.

Vornado Realty Trust, through the Operating Partnership, currently owns directly or indirectly:

•	Office Properties:

•	all or portions of 84 office properties aggregating approximately 27.6 million square feet in the New York City metropolitan area (primarily Manhattan) and in the Washington, D.C. and Northern Virginia area;

•	Retail Properties:

•	88 retail center properties in seven states and Puerto Rico aggregating approximately 14.0 million square feet, including 2.7 million square feet built by tenants on land leased from Vornado;

•	Merchandise Mart Properties:

•	the Merchandise Mart Properties portfolio containing approximately 8.6 million square feet, including the 3.4 million square foot Merchandise Mart in Chicago;

•	Temperature Controlled Logistics:

•	a 47.6% interest in AmeriCold Realty Trust, which owns and operates 100 cold storage warehouses nationwide;

•	Other Real Estate Investments:

•	33.0% of the outstanding common stock of Alexander’s, Inc.;

•	the Hotel Pennsylvania in New York City, consisting of a hotel portion containing 1.0 million square feet with 1,700 rooms and a commercial portion containing 400,000 square feet of retail and office space;

•	a 22.3% interest in The Newkirk Master Limited Partnership, which owns office, retail and industrial properties and various debt interests in those properties;

•	eight dry warehouse/industrial properties in New Jersey containing approximately 2.0 million square feet; and

•	other investments including interests in other real estate, marketable securities and loans and notes receivable.

Our principal executive offices are located at 888 Seventh Avenue, New York, New York 10019, and our telephone number is (212) 894-7000.

The Offering

Issuer	Vornado Realty Trust.

Shares Offered	of our Series G Preferred Shares ( shares if the underwriter’s over-allotment option is exercised in full).

Dividends

Dividends on each Series G Preferred Share will be cumulative from the date of original issue and are payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, commencing April 1, 2005, at the rate of     % of the liquidation preference per annum, or $         per Series G Preferred Share per annum.

Liquidation Preference	$25.00 per share, plus an amount equal to accrued and unpaid dividends (whether or not earned or declared).

Maturity

The Series G Preferred Shares have no maturity date and we are not required to redeem the Series G Preferred Shares. Accordingly, the Series G Preferred Shares will remain outstanding indefinitely, unless we decide to redeem them. We are not required to set aside funds to redeem the Series G Preferred Shares.

Ranking

The Series G Preferred Shares will rank senior to our common shares and any other junior shares that we may issue in the future, and on parity with our Series A Convertible Preferred Shares, Series C Cumulative Redeemable Preferred Shares, Series D-10 Cumulative Redeemable Preferred Shares, Series E Cumulative Redeemable Preferred Shares, Series F Cumulative Redeemable Preferred Shares and any other parity shares that we may issue in the future, in each case with respect to payment of dividends and distribution of assets upon liquidation, dissolution or winding up. We intend to contribute the net proceeds from the offering to the Operating Partnership in exchange for preferred units in the Operating Partnership (with economic terms that mirror the terms of the Series G Preferred Shares). These preferred units will rank, as to distributions and upon liquidation, senior to the Class A Common Units of limited partnership interest in the Operating Partnership and on parity with other preferred units in the Operating Partnership.

Conversion Rights	The Series G Preferred Shares are not convertible into or exchangeable for any property or any of our other securities.

Redemption at Option of Vornado

Except in instances relating to preservation of our status as a real estate investment trust, the Series G Preferred Shares are not redeemable until December     , 2009. On and after December     , 2009, we may redeem the Series G Preferred Shares, in whole at any time or in part from time to time, at a redemption price of $25.00 per share, plus any accrued and unpaid dividends through the date of redemption. The Series G Preferred Shares have no maturity date and will remain outstanding indefinitely unless redeemed.

Voting Rights

You will generally have no voting rights. However, if dividends on the Series G Preferred Shares are in arrears for six quarterly dividend periods (whether or not consecutive), the holders of the Series G Preferred Shares (voting separately as a class with holders of all other series of parity preferred stock upon which like voting rights have been conferred and are exercisable) will have the right to elect two additional trustees to serve on our Board of Trustees until such dividend arrearage is eliminated. In addition, certain changes that would be material and adverse to the rights of holders of the Series G Preferred Shares cannot be made without the affirmative vote of holders of at least two-thirds of the outstanding Series G Preferred Shares and all other series of parity preferred shares upon which like voting rights have been conferred and are exercisable, voting as a single class. If any such changes would be material and adverse to holders of some but not all series of parity preferred shares, a vote of at least two-thirds of the holders of only the series materially and adversely affected would be required.

Listing	We intend to file an application to list the Series G Preferred Shares on the New York Stock Exchange.

Use of Proceeds

We will contribute the net proceeds from this offering to the Operating Partnership in exchange for Preferred Units of the Operating Partnership. The Operating Partnership will use the proceeds for general business purposes.

Restrictions on Ownership

In order to maintain our qualification as a real estate investment trust for federal income tax purposes, ownership by any person of more than 9.9% of the outstanding preferred shares of any class is prohibited by our Amended and Restated Declaration of Trust.

Settlement Date	Delivery of the shares of Series G Preferred Shares will be made against payment therefor on or about December , 2004.

Form	The Series G Preferred Shares will be maintained in book-entry form registered in the name of the nominee of The Depository Trust Company, except under limited circumstances.

Risk Factors

See “Risk Factors” beginning on page 4 of the accompanying prospectus for certain considerations relevant to an investment in the Series G Preferred Shares and “Item 1. Business—Certain Factors That May Adversely Affect The Company’s Business and Operations” in our Annual Report on Form 10-K for the year ended December 31, 2003, which updates some of the discussion under “Risk Factors”.

Ratio of Earnings to Fixed Charges	See “Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Share Dividend Requirements” on page S-5 of this prospectus supplement.

USE OF PROCEEDS

The net proceeds from the sale of the Series G Preferred Shares are estimated to be approximately $            , after deducting underwriting discounts and estimated offering expenses payable by us (approximately $             if the underwriter’s over-allotment option is exercised in full).

We intend to contribute the net proceeds of this offering to the Operating Partnership in exchange for              units of     % Series G Preferred Units (the “Series G Preferred Units”) in the Operating Partnership equal to the number of Series G Preferred Shares offered and sold hereby. The Operating Partnership will use the net proceeds from that issuance for general business purposes which may include redemption of outstanding securities. Pending such use, the net proceeds may be invested in short-term income-producing investments. The Series G Preferred Units will have a distribution preference equal to the distribution preference on the Series G Preferred Shares and will rank, as to distributions and upon liquidation, senior to the Class A Common Units of limited partnership interest in the Operating Partnership and on a parity with other preferred units in the Operating Partnership. See “Description of the Series G Preferred Shares—Ranking” for information about the ranking of the Series G Preferred Units.

CONSOLIDATED RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDEND REQUIREMENTS

Our consolidated ratios of earnings to combined fixed charges and preference dividends for each of the fiscal years ended December 31, 1999, 2000, 2001, 2002 and 2003 and the nine months ended September 30, 2004 were as follows:

	Year Ended December 31,					Nine Months Ended September 30, 2004
	1999	2000	2001	2002	2003
Ratio of earnings to combined fixed charges and preference dividends (unaudited)	1.73	1.62	1.68	1.68	1.97	2.31

For purposes of calculating these ratios, (a) earnings represent income from continuing operations before income taxes, plus fixed charges, and (b) fixed charges represent interest expense on all indebtedness, including amortization of deferred debt issuance costs, and the portion of operating lease rental expense that management considers representative of the interest factor, which is one-third of operating lease rentals.

DESCRIPTION OF THE SERIES G PREFERRED SHARES

The summary of certain terms and provisions of the     % Series G Cumulative Redeemable Preferred Shares of beneficial interest, with a liquidation preference of $25.00 per share (the “Series G Preferred Shares”), of Vornado Realty Trust contained in this prospectus supplement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our Declaration of Trust, as amended and restated (the “Declaration of Trust”), our Bylaws and the Articles Supplementary setting forth the particular terms of the Series G Preferred Shares (the “Articles Supplementary”), copies of which are filed or incorporated by reference as exhibits to the registration statement of which this prospectus supplement and the accompanying prospectus form a part and are available from us. The following description of the particular terms of the Series G Preferred Shares supplements, and to the extent inconsistent with, replaces, the description of the general terms and provisions of our preferred shares of beneficial interest, no par value per share (“Preferred Shares”), set forth in the accompanying prospectus.

General

The Declaration of Trust authorizes the issuance of up to 540,000,000 shares of beneficial interest, consisting of 200,000,000 common shares, $.04 par value per share, 70,000,000 preferred shares of beneficial interest, no par value per share, and 270,000,000 excess shares, $.04 par value per share. The Preferred Shares may be issued from time to time in one or more series, without shareholder approval, with such designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption thereof as established by our Board of Trustees.

As permitted by Maryland law, the Declaration of Trust authorizes our Board of Trustees, without any action by our shareholders, to amend the Declaration of Trust from time to time to increase or decrease the aggregate number of shares of beneficial interest or the number of shares of beneficial interest of any class that we are authorized to issue. The effect of this provision in our Declaration of Trust is to permit our Board of Trustees, without shareholder action, to increase or decrease (a) the total number of authorized shares of beneficial interest of Vornado Realty Trust and/or (b) the number of authorized shares of beneficial interest of any one or more classes. Maryland law permits a real estate investment trust to have shares of beneficial interest that are assigned to a particular class as well as shares that are not assigned to a particular class but are available to be classified by the board of trustees at a later time. Thus, the total number of authorized shares of beneficial interest may exceed the total number of authorized shares of all classes. Currently, all of our authorized shares of beneficial interest are assigned to one of the three classes set forth above.

Prior to the completion of the offering, the Board of Trustees will supplement our Declaration of Trust to classify              of our authorized Preferred Shares as Series G Preferred Shares and authorize the issuance thereof. When issued, the Series G Preferred Shares will be validly issued, fully paid and nonassessable. The holders of Series G Preferred Shares will have no preemptive rights with respect to any shares of beneficial interest of Vornado Realty Trust or any other securities of Vornado Realty Trust convertible into or carrying rights or options to purchase any such shares. The Series G Preferred Shares will not be subject to any sinking fund and we have no obligation to redeem or retire the Series G Preferred Shares. Unless redeemed by us, the Series G Preferred Shares will have a perpetual term, with no maturity.

Our income (including income available for distribution on the Series G Preferred Shares) consists primarily of our share of the income of the Operating Partnership, and our cash flow consists primarily of our share of distributions from the Operating Partnership. Distributions by the Operating Partnership are determined by our Board of Trustees and are dependent on a number of factors, including funds from operations available for distribution, the Operating Partnership’s financial condition, any decision by our Board of Trustees to reinvest funds rather than to distribute such funds, the Operating Partnership’s capital expenditures, the annual distribution requirements under the real estate investment trust (“REIT”) provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and such other factors as our Board of Trustees deems relevant. See “Risk Factors—Our Organizational and Financial Structure Gives Rise to Operational and Financial Risks” in the accompanying prospectus for further information regarding the availability of income to us.

We intend to file an application to list the Series G Preferred Shares on the New York Stock Exchange. See “Underwriting” for a discussion of the expected trading of the Series G Preferred Shares on the New York Stock Exchange.

Ranking

The Series G Preferred Shares will rank senior to the Junior Shares (as defined under “—Dividends” below), including the Common Shares, with respect to payment of dividends and amounts upon liquidation, dissolution or winding up. While any Series G Preferred Shares are outstanding, we may not authorize, create or increase the authorized amount of any class or series of beneficial interest that ranks senior to the Series G Preferred Shares with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up without the consent of the holders of two-thirds of the outstanding Series G Preferred Shares and all other shares of Voting Preferred Shares (as defined under “—Voting Rights” below), voting as a single class. However, we may create additional classes of beneficial interest, increase the authorized number of Preferred Shares or issue series of Preferred Shares ranking on a parity with the Series G Preferred Shares with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution or winding up (“Parity Shares”) without the consent of any holder of Series G Preferred Shares. See “—Voting Rights” below for a discussion of the voting rights applicable if we seek to create any class or series of beneficial interest senior to the Series G Preferred Shares.

The following series of shares of beneficial interest are Parity Shares with respect to each other:

•	$3.25 Series A Convertible Preferred Shares of Beneficial Interest, liquidation preference $50.00 per share;

•	8.5% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest, liquidation preference $25.00 per share;

•	8.5% Series D-1 Cumulative Redeemable Preferred Shares of Beneficial Interest, liquidation preference $25.00 per share;

•	8.375% Series D-2 Cumulative Redeemable Preferred Shares;

•	8.25% Series D-3 Cumulative Redeemable Preferred Shares;

•	8.25% Series D-4 Cumulative Redeemable Preferred Shares;

•	8.25% Series D-5 Cumulative Redeemable Preferred Shares;

•	8.25% Series D-6 Cumulative Redeemable Preferred Shares;

•	8.25% Series D-7 Cumulative Redeemable Preferred Shares;

•	8.25% Series D-8 Cumulative Redeemable Preferred Shares;

•	8.25% Series D-9 Cumulative Redeemable Preferred Shares;

•	7.00% Series D-10 Cumulative Redeemable Preferred Shares;

•	7.2% Series D-11 Cumulative Redeemable Preferred Shares;

•	7.00% Series E Cumulative Redeemable Preferred Shares;

•	6.75% Series F Cumulative Redeemable Preferred Shares; and

•	•% Series G Cumulative Redeemable Preferred Shares described in this prospectus supplement.

As of September 30, 2004, 327,604 Series A Preferred Shares, 4,600,000 Series C Preferred Shares, 1,600,000 Series D-10 Preferred Shares, and 3,000,000 Series E Preferred Shares were outstanding. On November 17, 2004, we issued 6,000,000 6.75% Series F Preferred Shares. The Series D Preferred Shares, including Series D-10 Preferred Shares, may be issued, at our option, to satisfy requests for redemption of an equivalent number of units of the Operating Partnership with terms that substantially mirror the economic terms of the shares to be issued. The Series A Preferred Shares are listed on the NYSE under the symbol “VNO Pr A”, the Series C Preferred Shares are listed on the NYSE under the symbol “VNO Pr C”, the Series E Preferred Shares are listed on the NYSE under the symbol “VNO Pr E”, and the Series F Preferred Shares are listed on the NYSE under the symbol “VNO Pr F”. No Series D-1, Series D-2, Series D-3, Series D-4, Series D-5, Series D-6, Series D-7, Series D-8, Series D-9 or Series D-11 Preferred Shares were issued and outstanding as of September 30, 2004.

Ranking of Series G Preferred Units

We intend to contribute the net proceeds of the offering of the Series G Preferred Shares to the Operating Partnership in exchange for a number of Series G Preferred Units equal to the number of Series G Preferred Shares offered and sold hereby. The Series G Preferred Units to be acquired by us will substantially mirror the economic terms of the Series G Preferred Shares and will rank senior to the Class A Common Units of limited partnership interest in the Operating Partnership with respect to the payment of distributions and amounts upon liquidation, dissolution or winding up of the Operating Partnership.

The Series G Preferred Units will rank on parity with the following classes of units of the Operating Partnership as well as any other units issued in the future and designated as “Parity Units,” in each case with respect to the payment of distributions and amounts upon liquidation, dissolution or winding up of the Operating Partnership, without preference or priority of one over the other:

•	Series A Preferred Units,

•	Series B Pass-Through Preferred Units;

•	Series C Convertible Preferred Units;

•	5.0% Series B-1 Convertible Preferred Units;

•	8.0% Series B-2 Restricted Convertible Preferred Units;

•	6.5% Series C-1 Convertible Preferred Units;

•	8.5% Series D-1 Cumulative Redeemable Preferred Units;

•	8.375% Series D-2 Cumulative Redeemable Preferred Units;

•	8.25% Series D-3 Cumulative Redeemable Preferred Units;

•	8.25% Series D-4 Cumulative Redeemable Preferred Units;

•	8.25% Series D-5 Cumulative Redeemable Preferred Units;

•	8.25% Series D-6 Cumulative Redeemable Preferred Units;

•	8.25% Series D-7 Cumulative Redeemable Preferred Units;

•	8.25% Series D-8 Cumulative Redeemable Preferred Units;

•	8.25% Series D-9 Cumulative Redeemable Preferred Units;

•	7.00% Series D-10 Cumulative Redeemable Preferred Units;

•	7.20% Series D-11 Cumulative Redeemable Preferred Units;

•	6.5% Series E-1 Convertible Preferred Units;

•	7.0% Series E Cumulative Redeemable Preferred Units;

•	6.75% Series F Cumulative Redeemable Preferred Units; and

•	9.0% Series F-1 Preferred Units.

The following table summarizes the Operating Partnership’s outstanding preferred units as of September 30, 2004:

Unit Series	Number of Units	Per Unit Liquidation Preference	Preferred or Annual Distribution Rate	Conversion Rate Into Class A Units
Convertible Preferred:
Series A Preferred	327,604	$50.00	$3.25	1.38504
Series C Preferred	4,600,000	$25.00	$2.125	—
Series B-1 Preferred	844,894	$50.00	$2.50	.914
Series B-2 Preferred	445,576	$50.00	$4.00	.914
Series F-1 Preferred	400,000	$25.00	$2.25	(1)

Unit Series	Number of Units	Per Unit Liquidation Preference	Preferred or Annual Distribution Rate	Conversion Rate Into Class A Units
Perpetual Preferred:(2)
Series D-3 Preferred	8,000,000	$25.00	$2.0625	N/A
Series D-4 Preferred	5,000,000	$25.00	$2.0625	N/A
Series D-5 Preferred	6,480,000	$25.00	$2.0625	N/A
Series D-6 Preferred	840,000	$25.00	$2.0625	N/A
Series D-7 Preferred	7,200,000	$25.00	$2.0625	N/A
Series D-8 Preferred	360,000	$25.00	$2.0625	N/A
Series D-9 Preferred	1,800,000	$25.00	$2.0625	N/A
Series D-10 Preferred	4,800,000	$25.00	$1.75	N/A
Series D-11 Preferred	1,400,000	$25.00	$1.80	N/A
Series E Preferred	3,000,000	$25.00	$1.75	N/A
Series F Preferred (issued November 17, 2004)	6,000,000	$25.00	$1.6875	N/A

(1)	Holders have the right to require us to redeem the outstanding F-1 units for cash or common shares (at our option) equal to the Liquidation Preference of $25.00 per share.
(2)	Convertible at the option of the holder for an equivalent amount of our preferred shares and redeemable at our option after the 5th anniversary of the date of issuance (ranging from December 1998 to August 2004).

The Operating Partnership may create additional classes of Parity Units or issue additional units of any series of Parity Units without the consent of any holder of Series G Preferred Shares or any other series of Preferred Shares of Vornado.

Dividends

Holders of Series G Preferred Shares will be entitled to receive, when, as and if authorized by our Board of Trustees, out of funds of Vornado Realty Trust legally available for payment, and declared by us, cumulative cash dividends at the rate per annum of     % per share of the liquidation preference thereof (equivalent to $          per Series G Preferred Share per annum). Dividends on each Series G Preferred Share will be cumulative from the date of original issue and are payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, commencing April 1, 2005 (and, in the case of any accrued but unpaid dividends, at such additional times and for such interim periods, if any, as determined by the Board of Trustees), at such annual rate; provided, however, that if any dividend payment date falls on any day other than a business day, as defined in the Articles Supplementary, the dividend due on such dividend payment date shall be paid on the first business day immediately following such dividend payment date. Each dividend is payable to holders of record as they appear on our share records at the close of business on the record date, not exceeding 30 days preceding the payment dates thereof as fixed by our Board of Trustees. Dividends are cumulative from the most recent dividend payment date to which dividends have been paid, whether or not in any dividend period or periods there shall be funds of Vornado Realty Trust legally available for the payment of such dividends. Accumulations of dividends on Series G Preferred Shares will not bear interest. Dividends payable on the Series G Preferred Shares for any period greater or less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Series G Preferred Shares for each full dividend period will be computed by dividing the annual dividend rate by four.

No dividend will be declared or paid on any Parity Shares unless full cumulative dividends have been declared and paid or are contemporaneously declared and funds sufficient for payment set aside on the Series G Preferred Shares for all prior dividend periods; provided, however, that if accrued dividends on the Series G Preferred Shares for all prior dividend periods have not been paid in full, then any dividend declared on the Series G Preferred Shares for any dividend period and on any Parity Shares will be declared ratably in proportion to accrued and unpaid dividends on the Series G Preferred Shares and such Parity Shares.

We will not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Shares (as defined below) (other than in shares of Junior Shares) or (ii) redeem, purchase or otherwise acquire for consideration any Junior Shares through a sinking fund or otherwise (other than a redemption or purchase or other acquisition of Common Shares made for purposes of an employee incentive or benefit plan of Vornado or any subsidiary, or a conversion into or exchange for Junior Shares or redemptions for the purpose of preserving our qualification as a REIT), unless (A) all cumulative dividends with respect to the Series G Preferred Shares and any Parity Shares at the time such dividends are payable have been paid or funds have been set apart for payment of such dividends and (B) sufficient funds have been paid or set apart for the payment of the dividend for the then current dividend period with respect to the Series G Preferred Shares and any Parity Shares.

As used herein, (i) the term “dividend” does not include dividends payable solely in shares of Junior Shares on Junior Shares, or in options, warrants or rights to holders of Junior Shares to subscribe for or purchase any Junior Shares, and (ii) the term “Junior Shares” means the Common Shares, and any other class of capital stock of Vornado now or hereafter issued and outstanding that ranks junior as to the payment of dividends or amounts upon liquidation, dissolution and winding up to the Series G Preferred Shares.

Redemption

Except as otherwise provided under the Declaration of Trust to protect our status as a REIT, Series G Preferred Shares will not be redeemable by Vornado prior to December     , 2009. On and after December     , 2009, the Series G Preferred Shares will be redeemable at our option, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per Series G Preferred Share, plus any accrued and unpaid dividends to the date fixed for redemption.

A notice of redemption will be mailed, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series G Preferred Shares at their respective addresses as they appear on our transfer records. A failure to give such notice or any defect in the notice or in its mailing will not affect the validity of the proceedings for the redemption of any Series G Preferred Shares except as to the holder to whom notice was defective or not given. Each notice will state:

•	the redemption date;

•	the redemption price;

•	the number of Series G Preferred Shares to be redeemed;

•	the place or places where the certificates evidencing the Series G Preferred Shares are to be surrendered for payment of the redemption price; and

•	that distributions on the shares to be redeemed will cease to accrue on such redemption date.

If fewer than all the Series G Preferred Shares held by any holder are to be redeemed, the notice mailed to such holder will also specify the number of Series G Preferred Shares to be redeemed from such holder. If fewer than all of the outstanding Series G Preferred Shares are to be redeemed, the shares to be redeemed shall be selected by lot or pro rata or in some other equitable manner determined by us.

On the redemption date, we must pay on each Series G Preferred Share to be redeemed any accrued and unpaid dividends, in arrears, for any dividend period ending on or prior to the redemption date. In the case of a redemption date falling after a dividend payment record date and prior to the related payment date, the holders of Series G Preferred Shares at the close of business on such record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date, notwithstanding the redemption of such shares prior to such dividend payment date. Except as provided for in the preceding sentence, no payment or allowance will be made for accrued dividends on any Series G Preferred Shares called for redemption.

If full cumulative dividends on the Series G Preferred Shares and any Parity Shares have not been paid or declared and set apart for payment, the Series G Preferred Shares may not be redeemed in part and we may not purchase, redeem or otherwise acquire Series G Preferred Shares or any Parity Shares other than in exchange for

Junior Shares; provided, however, that the foregoing shall not prevent the purchase by us of Excess Shares in order to ensure that we continue to meet the requirements for qualification as a REIT. See “—Restrictions on Ownership” for a discussion of such purchases of Excess Shares by us.

On and after the date fixed for redemption, provided that we have made available at the office of the registrar and transfer agent a sufficient amount of cash to effect the redemption, dividends will cease to accrue on the Series G Preferred Shares called for redemption (except that, in the case of a redemption date after a dividend payment record date and prior to the related payment date, holders of Series G Preferred Shares on the dividend payment record date will be entitled on such dividend payment date to receive the dividend payable on such shares), such shares shall no longer be deemed to be outstanding and all rights of the holders of such shares as holders of Series G Preferred Shares shall cease except the right to receive the cash payable upon such redemption, without interest from the date of such redemption.

Liquidation Preference

The holders of Series G Preferred Shares will be entitled to receive in the event of any liquidation, dissolution or winding up of Vornado, whether voluntary or involuntary, $25.00 per Series G Preferred Share (the “Liquidation Preference”) plus an amount per Series G Preferred Share equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders.

Until the holders of the Series G Preferred Shares have been paid the Liquidation Preference and all accrued and unpaid dividends in full, no payment will be made to any holder of Junior Shares upon the liquidation, dissolution or winding up of Vornado. If, upon any liquidation, dissolution or winding up of Vornado, the assets of Vornado, or proceeds thereof, distributable among the holders of the Series G Preferred Shares are insufficient to pay in full the Liquidation Preference and all accrued and unpaid dividends and the liquidation preference and all accrued and unpaid dividends with respect to any other shares of Parity Shares, then such assets, or the proceeds thereof, will be distributed among the holders of Series G Preferred Shares and any such Parity Shares ratably in accordance with the respective amounts which would be payable on such Series G Preferred Shares and any such Parity Shares if all amounts payable thereon were paid in full. None of (i) a consolidation or merger of Vornado with one or more entities, (ii) a statutory share exchange by Vornado or (iii) a sale or transfer of all or substantially all of Vornado’s assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of Vornado.

Voting Rights

Except as indicated below, the holders of Series G Preferred Shares will have no voting rights.

If and whenever six quarterly dividends (whether or not consecutive) payable on the Series G Preferred Shares or any other Parity Shares are in arrears, whether or not earned or declared, the number of trustees then constituting our Board of Trustees will be increased by two and the holders of Series G Preferred Shares, voting together as a class with the holders of any other series of Parity Shares (any such other series, the “Voting Preferred Shares”), will have the right to elect these two additional trustees at an annual meeting of shareholders or a properly called special meeting of the holders of the Series G Preferred Shares and such Voting Preferred Shares and at each subsequent annual meeting of shareholders until all such dividends and dividends for the then current quarterly period on the Series G Preferred Shares and such other Voting Preferred Shares have been paid or declared and set aside for payment. Whenever all arrears in dividends on the Series G Preferred Shares and the Voting Preferred Shares then outstanding have been paid and full dividends on the Series G Preferred Shares and the Voting Preferred Shares for the then current quarterly dividend period have been paid in full or declared and set apart for payment in full, then the right of the holders of the Series G Preferred Shares and the Voting Preferred Shares to elect these two additional trustees will cease, the terms of office of these two trustees will forthwith terminate and the number of members of the Board of Trustees will be reduced accordingly. However, the right of the holders of the Series G Preferred Shares and the Voting Preferred Shares to elect two additional trustees will again vest if and whenever six quarterly dividends are in arrears, as described above.

The approval of two-thirds of the votes entitled to be cast by the holders of outstanding Series G Preferred Shares and all other series of Voting Preferred Shares, acting as a single class regardless of Series either at a meeting of shareholders or by written consent, is required in order (i) to amend, alter or repeal any provisions of the Declaration of Trust or Articles Supplementary, whether by merger, consolidation or otherwise, to affect materially and adversely the voting powers, rights or preferences of the holders of the Series G Preferred Shares or the Voting Preferred Shares, unless in connection with any such amendment, alteration or repeal, each Series G Preferred Share remains outstanding without the terms thereof being materially changed in any respect adverse to the holders thereof or is converted into or exchanged for preferred stock of the surviving entity having preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption thereof identical to those of the Series G Preferred Shares, or (ii) to authorize, create, or increase the authorized amount of, any class or series of beneficial interest having rights senior to the Series G Preferred Shares with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up (provided that if such amendment affects materially and adversely the rights, preferences, privileges or voting powers of one or more but not all of the series of Voting Preferred Shares, the consent of the holders of at least two-thirds of the outstanding shares of each such series so affected is required in lieu of (or, if such consent is required by law, in addition to) the consent of the holders of two-thirds of the Voting Preferred Shares as a class). However, Vornado may create additional classes of Parity Shares and Junior Shares, increase the authorized number of shares of Parity Shares and Junior Shares and issue additional series of Parity Shares and Junior Shares without the consent of any holder of Series G Preferred Shares.

Conversion Rights

The Series G Preferred Shares are not convertible into or exchangeable for any other property or securities of Vornado.

Restrictions on Ownership

For us to maintain our qualification as a REIT under the Code, not more than 50% in value of our outstanding shares of beneficial interest may be owned, beneficially or constructively, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of a taxable year, and the shares of beneficial interest must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a shorter taxable year). For this and other reasons, the Declaration of Trust and the Articles Supplementary contain provisions that restrict the ownership and transfer of shares of beneficial interest.

Our Declaration of Trust contains a Preferred Share ownership limit that restricts shareholders from owning, under the applicable attribution rules of the Code, more than 9.9% of the outstanding Preferred Shares of any class or series and a Common Share ownership limit that restricts shareholders from owning, under the applicable attribution rules of the Code, more than 2.0% of the Outstanding Common Shares. The Board of Trustees has adopted a resolution raising the ownership limit with respect to the Common Shares from 2.0% to 6.7%. Shares owned in excess of these limits will be automatically exchanged for Excess Shares pursuant to our Declaration of Trust. Excess Shares will be held in trust by us and, while held in trust, will not be entitled to vote or participate in dividends or distributions made by us. For a more detailed discussion of the restrictions on ownership of the shares of beneficial interest, see “Description of Shares of Beneficial Interest of Vornado Realty Trust—Description of Preferred Shares of Vornado Realty Trust—Restrictions on Ownership” and “Description of Shares of Beneficial Interest of Vornado Realty Trust—Description of Common Shares of Vornado Realty Trust—Restrictions on Ownership of Common Shares” in the accompanying prospectus.

Transfer Agent, Registrar, Dividend Disbursing Agent and Redemption Agent

The transfer agent, registrar, dividend disbursing agent and redemption agent for the Series G Preferred Shares is Wachovia Bank, N.A., Charlotte, North Carolina.

FEDERAL INCOME TAX CONSIDERATIONS

The following discussion supplements, and, to the extent inconsistent therewith, amends, the discussion set forth in the accompanying prospectus under the heading “Federal Income Tax Considerations—Taxation of Holders of Common Shares or Preferred Shares”.

Redemption of Series G Preferred Shares

A redemption of Series G Preferred Shares will be treated under Section 302 of the Code as a distribution taxable as a dividend (to the extent of our current or accumulated earnings and profits) at ordinary income rates unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed shares. None of these distributions will be eligible for the dividends received deduction for corporate shareholders. The redemption will be treated as a sale or exchange if it (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s share interest in Vornado or (iii) is “not essentially equivalent to a dividend” with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, Common Shares and Preferred Shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as Common Shares and Preferred Shares actually owned by the holder, must generally be taken into account. If a particular holder of Series G Preferred Shares owns no Common Shares or other Preferred Shares (actually or constructively), or an insubstantial percentage of such shares, a redemption of Series G Preferred Shares of that holder is likely to qualify for sale or exchange treatment because the redemption would not be “essentially equivalent to a dividend.” However, because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of Series G Preferred Shares depends upon the facts and circumstances at the time that the determination must be made, prospective holders of Series G Preferred Shares are advised to consult their own tax advisors to determine such tax treatment.

If a redemption of Series G Preferred Shares is not treated as a distribution taxable as a dividend to a particular holder, it will be treated as to that holder as a taxable sale or exchange. As a result, such holder will recognize gain or loss for Federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received, and (ii) the holder’s adjusted basis for tax purposes in the shares of Series G Preferred Shares redeemed. Such gain or loss will be capital gain or loss if the Series G Preferred Shares have been held as a capital asset, and will be long-term gain or loss if such Series G Preferred Shares have been held for more than one year. To the extent that a redemption of Series G Preferred Shares held by a Non-U.S. Shareholder is treated as a taxable sale or exchange, such holder will be subject to tax in the manner described in the accompanying prospectus under the heading “Federal Income Tax Considerations—Taxation of Holders of Common Shares or Preferred Shares—Non-U.S. Shareholders—Sales of Shares”.

If a redemption of Series G Preferred Shares is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the holder. The holder’s adjusted basis in the redeemed Series G Preferred Shares for tax purposes will be transferred to the holder’s remaining shares of Vornado. If the holder owns no other shares of Vornado, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

Recent Legislation

The American Jobs Creation Act of 2004 (the “AJCA”), enacted October 22, 2004, amended certain rules relating to REITs, among other things, including the following changes:

•

As discussed in the accompanying prospectus under the heading “Federal Income Tax Considerations—Requirements for Qualification”, we may not own more than 10% by vote or value of any one issuer’s securities. If we fail to meet this test at the end of any quarter, we could fail to qualify as a REIT. Under the AJCA, a REIT could dispose of sufficient assets to cure such a violation that does not exceed the lesser of 1% of the REIT’s assets at the end of the relevant quarter or $10,000,000. For violations due to reasonable cause that are larger than this amount, the AJCA permits the REIT to avoid disqualification by taking steps, including the disposition of sufficient assets within a designated period, to meet the asset test and paying a tax equal to the greater of $50,000 or highest corporate tax rate multiplied by the net income generated by the non-qualifying assets.

•	The AJCA also changes the formula for calculating the tax imposed for certain violations of the 75% and 95% gross income tests described in the accompanying prospectus under the heading “Federal Income Tax Considerations—Requirements for Qualification” and makes certain changes to the requirements for availability of the applicable relief provisions for failure to meet such tests.

•	The AJCA clarifies a rule regarding our ability to enter into leases with our taxable REIT subsidiaries.

•	The AJCA eliminates the exclusion for amounts received by a REIT for services customarily furnished or rendered by a taxable REIT subsidiary in connection with the rental of real property from the definition of “redetermined rents” under the Code.

•	The AJCA expands the “straight debt” safe harbor under which certain types of securities are disregarded as securities when calculating the 10% value limitation described above.

•	The AJCA clarifies that any income from a hedging transaction entered into by us (including interest rate swaps or cap agreements, options, futures contracts, credit default swaps, repurchase agreements or any similar financial instrument which is clearly identified as a hedging transaction, including gain from the sale or disposition of such a transaction) will not constitute gross income for purposes of the REIT’s 95% gross income test described in the accompanying prospectus under the heading “Federal Income Tax Considerations—Requirements for Qualification” to the extent the transaction hedges indebtedness incurred or to be incurred to acquire or carry real estate assets.

•	The AJCA eliminates the 35% withholding tax on any capital gain dividend with respect to any class of stock which is “regularly traded” if a non-U.S. holder did not own more than 5% of such class of stock at any time during the taxable year. Instead, any capital gain dividend will be treated as a normal distribution, and such distributions will be taxed as described in the accompanying prospectus under the heading “Federal Income Tax Considerations—Requirements for Qualifications”.

The foregoing is a non-exhaustive list of changes that are made by the AJCA. The provisions contained in the AJCA that relate to the expansion of the straight debt safe harbor and our ability to enter into leases with our taxable REIT subsidiaries will apply to our taxable years beginning after December 31, 2000. The remaining provisions described above generally will apply to taxable years beginning after October 22, 2004.

We do not believe that any of the changes to the REIT rules contained in the AJCA will affect our ability to continue our qualifications as a REIT, nor will we have to make changes to our business plan as a result of any of the provisions of the AJCA.

UNDERWRITING

Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, are acting as joint book-running managers of our Series G Preferred Shares offering. Subject to the terms and conditions stated in the underwriting agreement dated as of the date of this prospectus supplement, each of the underwriters named below has agreed to purchase, and we have agreed to sell to that underwriter, the respective number of shares of our Series G Preferred Shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
Morgan Stanley & Co. Incorporated
Wachovia Securities, Inc.

Total	•

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Series G Preferred Shares offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Series G Preferred Shares offered hereby (other than those covered by the underwriters’ overallotment option described below) if any such shares are taken.

The underwriters propose to offer the Series G Preferred Shares directly to the public initially at the public offering price set forth on the cover page of this prospectus supplement and to selected dealers at such price less a concession not to exceed $             per share. The underwriters may allow, and such selected dealers may reallow, a concession not to exceed $             per share. The Series G Preferred Shares will be available for delivery, when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for purchase of the shares in whole or in part. After the commencement of this offering, the underwriters may change the public offering price and other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of     •     additional Series G Preferred Shares at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Series G Preferred Shares offered hereby. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We expect to list the Series G Preferred Shares on the NYSE. Trading of the Series G Preferred Shares on the NYSE, if listing is approved, is expected to commence within 30 days after initial delivery of the Series G Preferred Shares. The underwriters have advised us that they intend to make a market in the Series G Preferred Shares prior to the commencement of trading on the NYSE. However, the underwriters will have no obligation to make a market in the Series G Preferred Shares and may cease market-making activities, if commenced, at any time.

In order to facilitate the offering of the Series G Preferred Shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Series G Preferred Shares. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the Series G Preferred Shares for its own account. In addition, to cover over-allotments or to stabilize the price of the Series G Preferred

Shares, the underwriters may bid for, and purchase, Series G Preferred Shares in the open market. Finally, the underwriters may reclaim selling concessions allowed to a dealer for distributing the Series G Preferred Shares in the offering, if the underwriters repurchase previously distributed Series G Preferred Shares in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Series G Preferred Shares above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $             .

The underwriters or their affiliates have provided banking and other financial services to us or our affiliates from time to time for which they have received customary fees and expenses. Certain of the underwriters or their affiliates are lenders under our credit facility. The underwriters or their affiliates will in the future continue to provide banking and other financial services to us or our affiliates for which they will receive customary compensation.

VALIDITY OF THE SERIES G PREFERRED SHARES

The validity of the Series G Preferred Shares offered hereby will be passed upon for us by Venable LLP, Baltimore, Maryland, and by Sullivan & Cromwell LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Sullivan & Cromwell LLP will rely upon the opinion of Venable LLP with respect to certain matters of Maryland law.

EXPERTS

The consolidated financial statements and the related financial statement schedules incorporated in this prospectus supplement by reference from Vornado Realty Trust’s annual report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to Vornado Realty Trust’s adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” and the application of the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”), and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended March 31, 2004 and 2003, June 30, 2004 and 2003 and September 30, 2004 and 2003, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in Vornado Realty Trust’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

TABLE OF CONTENTS

Page

PROSPECTUS SUPPLEMENT

Forward-Looking Statements	i
Prospectus Supplement Summary	S-1
Vornado and the Operating Partnership	S-1
The Offering	S-3
Use of Proceeds	S-5
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Share Dividend Requirements	S-5
Description of the Series G Preferred Shares	S-5
Federal Income Tax Considerations	S-13
Underwriting	S-15
Validity of the Series G Preferred Shares	S-16
Experts	S-16

PROSPECTUS

Available Information	1
Cautionary Statement Regarding Forward- Looking Statements	2
Risk Factors	4
Vornado Realty Trust and Vornado Realty L.P.	17
Ratios of Earnings To Combined Fixed Charges and Preference Dividends	17
Use of Proceeds	18
Description of Debt Securities of Vornado Realty L.P.	18
Description of Shares of Beneficial Interest of Vornado Realty Trust	38
Legal Ownership and Book-Entry Issuance	50
Federal Income Tax Considerations	54
Plan of Distribution	70
Validity of the Securities	71
Experts	71

             Shares

•% Series G Cumulative

Redeemable Preferred Shares

Liquidation Preference $25.00 Per Share

PROSPECTUS    SUPPLEMENT

December     , 2004

Joint Book-Running Managers

Citigroup

Merrill Lynch & Co.

UBS Investment Bank

Morgan Stanley

Wachovia Securities